UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  LodgeNet Entertainment Corporation

Title of Class of Securities:  Common Stock, $1 par value

CUSIP Number:  540211109

       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                    Richard Cooperstein
            Red Coat Capital Management, L.L.C.
                350 Park Avenue, 5th Floor
                 New York, New York 10022

  (Date of Event which Requires Filing of this Statement)

                     October 17, 2000

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 540211109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Red Coat Capital Management, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         OO

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,321,300

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,321,300

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,321,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares    [ ]


13. Percent of Class Represented by Amount in Row (11)

         10.85%

14. Type of Reporting Person

         OO

CUSIP No.: 540211109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Red Coat Capital Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         820,880

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         820,880

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

         820,880

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares     [ ]

13. Percent of Class Represented by Amount in Row (11)

         6.74%

14. Type of Reporting Person

         PN

CUSIP No.: 540211109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kenneth L. Londoner

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         OO

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,321,300

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,321,300

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,321,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares    [ ]


13. Percent of Class Represented by Amount in Row (11)

         10.85%

14. Type of Reporting Person

         IN

The purpose of this Schedule 13D is to report the ownership of Red Coat Capital Management, L.L.C. ("RCCM"), Red Coat Capital Partners, L.P. ("RCCP") and Kenneth L. Londoner (collectively, the "Reporting Persons") in the Common Stock (the "Common Stock") of LodgeNet Entertainment Corporation (the "Issuer") of 10.85%, 6.74% and 10.85%, respectively, of the outstanding Common Stock.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock.

         The name and address of the principal executive and business office of the Issuer is:

         LodgeNet Entertainment Corporation
         3900 West Innovation Street
         Sioux Falls, South Dakota 57107

Item 2.  Identity and Background

         This statement is being filed on behalf of RCCM, a Delaware limited liability corporation, RCCP, a Delaware limited partnership and Kenneth L. Londoner, together the "Reporting Persons." RCCM has investment discretion over certain private investment funds for which it serves as general partner or investment manager. RCCP, a Delaware limited partnership, is a private investment fund which is managed by RCCM. Mr. Londoner is the managing member of RCCM. The principal office of the Reporting Persons is at 350 Park Avenue, 5th Floor, New York, New York 10022.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The funds for the purchase of the Common Stock deemed to be beneficially owned by RCCM and Mr. Londoner came from the working capital of their investment management clients. The funds for the purchase of the Common Stock owned by RCCP came from its own working capital. No funds were borrowed to purchase any of the Common Stock.


Item 4.  Purpose of Transactions

         The Common Stock deemed to be beneficially owned by the Reporting Persons is held for investment purposes.

         The Reporting Persons have not entered into any agreements or arrangements relating to the Common Stock.

         The Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the
Schedule 13D. The Reporting Persons reserves the right to acquire additional Common Stock, dispose of all or some of the Common Stock from time to time, or continue to hold the Common Stock.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, RCCM, RCCP and Mr. Londoner are deemed to beneficially own 1,321,300, 820,880 and 1,321,300 shares of the Common Stock. Based on information contained in the Issuer's Form 10-Q dated August 11, 2000, as of July 31, 2000 there were 12,184,199 shares of Common Stock outstanding. Therefore, RCCM, RCCP and Mr. Londoner are deemed to beneficially own 10.85%, 6.74 and 10.85%, respectively of the outstanding shares of Common Stock. The Reporting Persons have the shared power to vote or direct the vote of all 1,321,300 shares of the Common Stock. The Reporting Persons have the power to dispose of or direct the disposition of all 1,321,300 shares of the Common Stock.
All transactions in the Common Stock effected by the Reporting Persons during the sixty days prior to October 18, 2000 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

         The Reporting Persons may be deemed to be beneficially owners of the shares of Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, the Reporting Persons hereby declare that the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer

         N/A

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Common Stock that were effected by the Reporting Persons during the 60 days prior to October 18, 2000 through the date of this filing is filed herewith as Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                          RED COAT CAPITAL MANAGEMENT, L.L.C.

                          By: /s/ Kenneth L. Londoner
                              _____________________________
                              Kenneth L. Londoner
                              Managing Member


                          RED COAT CAPITAL PARTNERS, L.P.

                          By: Red Coat Capital Management,
                              L.L.C.
                              General Partner

                          By: /s/ Kenneth L. Londoner
                              _____________________________
                              Kenneth L. Londoner
                              Managing Member


                              /s/ Kenneth L. Londoner
                              _____________________________
                              Kenneth L. Londoner

October 24, 2000

                                                   Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

October 24, 2000 relating to the Common Stock of LodgeNet

Entertainment Corporation shall be filed on behalf of the

undersigned.

                           RED COAT CAPITAL MANAGEMENT, L.L.C.

                           By: /s/ Kenneth L. Londoner
                               _____________________________
                               Kenneth L. Londoner
                               Managing Member


                           RED COAT CAPITAL PARTNERS, L.P.

                           By: Red Coat Capital Management,
                               L.L.C.
                               General Partner

                           By: /s/ Kenneth L. Londoner
                               _____________________________
                               Kenneth L. Londoner
                               Managing Member


                               /s/ Kenneth L. Londoner
                               _____________________________
                               Kenneth L. Londoner

                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                              Price Per Share
  Date        Shares Purchased or (Sold)  (excluding commission)
  ____        __________________________   _____________________

Oct 17 2000             (77,500)                   15.438
Oct 17 2000             (67,400)                   15.438
Oct 17 2000            (142,500)                   14.875
Oct 17 2000             (34,016)                   14.875
Oct 17 2000            (823,484)                   14.875
Oct 18 2000              (6,400)                   14.25
Oct 18 2000             (93,600)                   14.25




































                               13
02108003.AB4